UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	29 August 2016[1]

Release Number	21/16

SAMARCO UPDATE

Today, a Panel (Panel) of four geotechnical specialists published its findings into the immediate causes of the failure of the Fundão tailings dam at the iron ore operations of Samarco Mineração S.A (Samarco) in Minas Gerais, Brazil, on 5 November 2015.

Vale S.A. (Vale), BHP Billiton Brasil LTDA (BHP Billiton Brasil) and Samarco jointly commissioned Cleary Gottlieb Steen & Hamilton LLP (Cleary Gottlieb) to investigate the immediate cause of the failure. To assist with the investigation, Cleary Gottlieb retained the Panel to advise on the technical aspects of the failure and to conduct testing and analysis.

Dean Dalla Valle, BHP Billiton’s Chief Commercial Officer, said the dam failure had a devastating impact.

“In November 2015, BHP Billiton committed to making the findings of this investigation public, and we are determined to learn from this tragedy” Mr Dalla Valle said.

“This important technical study will improve our understanding of what happened at Samarco. We have shared these findings so that the sector can learn from the dam failure and develop and implement further standards that can help prevent a similar event like this happening again.”

Mr Dalla Valle said, separate to the external investigation, BHP Billiton had also conducted its own reviews of other significant dams at its operations and of its non-operated minerals joint venture arrangements.

“In the wake of this event, we have separately undertaken a comprehensive review of our significant dams, which has confirmed that those dams are stable. We will take a number of actions to further enhance risk management at these facilities.”

“We have looked comprehensively at tailings dam management and benchmarked to global leading practice. We have assessed our portfolio of dams against these global standards and are implementing actions to enhance the management of our dams.”

[1]	This release was made outside the hours of operation of the ASX market announcement office.

“We also conducted a review into our non-operated minerals joint venture arrangements and have identified a number of opportunities for improvement. This is consistent with our commitment to continuously improve risk management and our determination to learn from, and share the lessons from, this tragedy.”

Panel findings

The Panel’s findings released today are the outcome of a 10 month investigation and scientific analysis involving experienced geotechnical engineers and seismologists, led by Dr Norbert Morgenstern, a University Professor of Civil Engineering and an authority in the field of Geotechnical Engineering.

A full overview of the Panel’s findings, explanatory materials, detailed modeling, input data, a video and technical diagrams can be found at: Fundaoinvestigation.com

BHP Billiton Dam Review

BHP Billiton led an in-depth review of significant dams in its portfolio, drawing on both internal and external expertise to confirm the structural integrity of these facilities. This included a detailed review of dam design, construction and operations.

BHP Billiton has decided to create a centralised dam management function that will bring additional specialist expertise in-house at BHP Billiton. In addition, we will assess technology options to further enhance dam management across the portfolio.

BHP Billiton has also assessed guidelines across the globe to determine leading practice in dam management. As an immediate step, BHP Billiton will apply the process for dam safety reviews developed by the Canadian Dam Association at all of our minerals assets. This process is regarded as the most rigorous in the industry.

Separately, BHP Billiton has contributed to a review initiated by the International Council on Mining and Metals (ICMM) into tailings management that will provide the industry with guidance to better manage the risks associated with tailings facilities.

BHP Billiton will continue to work with the ICMM as they develop their framework and we will share with the ICMM the Panel’s findings and our lessons learned.

BHP Billiton Non-Operated Minerals Joint Venture Review

BHP Billiton is also reviewing the non-operated minerals joint ventures in our portfolio to identify any opportunities for enhancement, and to assess the optimal structure and approach.

As an interim step, BHP Billiton will centralise management of all major non-operated minerals joint ventures in the Minerals Americas operating group.

In addition, we will enhance the application of risk management processes and establish a new BHP Billiton global standard for non-operated minerals joint ventures.

BHP Billiton and Vale are also continuing to review operating arrangements at the Samarco joint venture.

BHP Billiton remains focused on continuously improving safety and risk management in all of our operations, and we will continue to look for opportunities to make further improvements as we implement these actions.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia

Eleanor Colonico

Tel: +61 3 9609 2360 Mobile +61 407 064 748

Email: Eleanor.Colonico@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 29, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary